NEWS RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES

OR FOR RELEASE TO U.S. NEWSWIRE SERVICES

WEALTH NEGOTIATES $2,387,500
BROKERED PRIVATE PLACEMENT

June 20, 2006

FOR IMMEDIATE RELEASE… Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that it has arranged a brokered private placement, on a commercially reasonable efforts basis, of up to 1,030,000 units (the “Units”) at a price of $1.75 per Unit and up to 300,000 flow-through units (the “FT Units”) at a price of $1.95 per FT Unit to raise total gross proceeds of up to $2,387,500 (the “Offering”).  Each Unit will consist of one common share of the Company (“Share”) and one-half of a transferable common share purchase warrant.  Each full warrant (the “Warrant”) will be exercisable to acquire one additional Share for a period of 18 months from closing at an exercise price of $2.25.  Each FT Unit will consist of one flow-through Share and one half of a Warrant.  The FT Units have been fully subscribed for.

Pacific International Securities Inc. (“Agent”) will act as agent for the Offering, and will receive a commission of 7% of the gross proceeds of the Offering, payable in cash or Units at the election of the Agent.  In addition, the Agent will receive compensation options equal to 10% of the aggregate number of Units and FT Units sold under the Offering.  Each compensation option will entitle the Agent to purchase one Share at a price of $2.00 (the “Compensation Option”) for a period of eighteen months following the closing of the Offering.  The Company will also pay the Agent’s costs and expenses of the Offering.

All securities issued in the Offering will have a hold period in Canada of four months from the closing of the Offering.

The net proceeds from the non-flow through portion of the Offering are intended to be used to fund exploration programs on the Company’s uranium exploration projects in Argentina and for ongoing mineral property investigations and potential acquisitions, and for general working capital.   The gross proceeds from the flow-through portion of the Offering will be used for general exploration expenditures on the Company’s Mackenzie Gold Project, British Columbia, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year.

The Offering is subject to completion of satisfactory due diligence by the Agent with respect to the Company, completion and execution of appropriate documentation, acceptance for filing by the TSX Venture Exchange of the Offering on behalf of the Company and receipt of any required regulatory approvals.

This press release does not constitute an offer to sell, or a solicitation of an offer to sell, any of the foregoing securities in the United States.  None of the foregoing securities have been and, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Wealth is a mineral exploration company with 16.0 million shares issued and outstanding, approximately $2.0 million in the treasury and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Jerry Pogue”

Director

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com